United States securities and exchange commission logo





                               May 17, 2023

       Tony Sage
       Executive Chairman
       Critical Metals Corp.
       c/o Maples Corporate Services (BVI) Limited
       Kingston Chambers, PO Box 173, Road Town
       Tortola, British Virgin Islands

                                                        Re: Critical Metals
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed May 5, 2023
                                                            File No. 333-268970

       Dear Tony Sage:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2023 letter.

       Amendment No. 3 to Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 56

   1. You state that the business combination is expected to be accounted for as a share-based payment transaction in
accordance with IFRS 2. Please explain your consideration of paragraphs 8 and 13A of
IFRS 2 in determining whether a listing expense should be
                                                        reflected in the pro
forma financial statements for any excess of fair value of the equity to be issued to the Sizzle
shareholders over the fair value of Sizzle   s identifiable net assets to
                                                        be acquired. Refer to
the March 2013 IFRS Interpretations Committee agenda decision on
                                                           IFRS 3 Business
Combination and IFRS 2 Share-based Payment     Accounting for
                                                        reverse acquisitions
that do not constitute a business.
 Tony Sage
FirstName   LastNameTony  Sage
Critical Metals Corp.
Comapany
May         NameCritical Metals Corp.
      17, 2023
May 17,
Page  2 2023 Page 2
FirstName LastName
Unaudited Pro Forma Combined Balance Sheet as of December 31, 2022, page 60

2. Please revise to include a footnote next to each transaction accounting adjustment. For example, in each scenario, you include an adjustment for Investment in associates without a footnote reference to explain the adjustment. Refer to Rule 11-02(a)(8) of Regulation S-
         X.
Unaudited Pro Forma Combined Statement of Operations for the Six Months Ended December
31, 2022, page 62

3. Please clarify how you determined the historical amounts presented for Sizzle Acquisition
         Corp. (Sizzle) for the six months ended December 31, 2022. On page 56 you disclose,
            The following unaudited pro forma condensed combined statement of operations for six months ended December 31, 2022 combines the unaudited historical statement of operations of the Company for the six months ended December 31, 2022 and the historical statement of operations of Sizzle for the year ended December 31,
2022.    On page 64 you
         disclose these amounts were derived from the statement of operations for the twelve months ended December 31, 2022 less the information for the year ended June 30, 2022.
          In addition, we note you present net income for Sizzle for the six months ended
         December 31, 2022 despite recognizing a net loss for the same periods based on the
         9/30/2022 and 12/31/2022 Form 10-Q and 10-K. Please revise your presentation if necessary.
Unaudited Pro Forma Combined Statement of Operations for the Year Ended June 30, 2022,
page 63

4. We note your response to comment 1 and reissue the comment, in part. Please revise your presentation of as adjusted basic and diluted profit per share for the historical results of
         Sizzle.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Form Condensed Combined Balance
Sheet, page 66

5. In notes 2(b) and 2(c)(iii), please revise your disclosure to clearly explain how you determined the $15.2 million and $29.7 million adjustments recorded to Trade and other payables under the 50% redemption scenario and maximum redemption scenarios in order to record a pro forma cash balance of $4,486,768 for each scenario. Please tell us the basis for these deferral of payment of expenses and how they are supported by the underlying agreements of the business combination transaction.
6. Please review the sub-footnotes in footnote 2(b) and 2(c) and revise as necessary to ensure each note references the appropriate adjustment. For example, (vii) is included in the table but does not have a corresponding sub-footnote explanation.
 Tony Sage
Critical Metals Corp.
May 17, 2023
Page 3
7. Please reconcile amounts disclosed in the table at footnote 2(b) to the tables at page 154 which summarize the sources and uses of funds for the business combination. In this regard, we note:
          the redemption amount in the maximum redemption scenario at page 154 does not agree with corresponding amounts calculated based on the table at footnote 2(b), the pro forma cash balances at footnote 2(b) do not agree to the cash to balance sheet amounts for each scenario at page 154,
          transaction expenses at page 154 do not appear to include transaction costs accrued in the historical financial statements as of December 31, 2022 as disclosed at footnote
          2(b)(vi).

8. Please revise footnote 2(g) to reflect the fair value of the warrants as of December 31,
      2022.
9. You state in footnote 2(i) the $30 million adjustment relates to the transfer of 20% interest in EV Resources GmbH. Please revise this disclosure to clearly explain the salient details of this transaction, including if an agreement has been executed and if any consideration has been transferred or is expected to be transferred. Please also clarify how the $30 million adjustment was determined, if you have recorded a related asset, and why this adjustment has only been presented under the no redemption scenario. Lastly, please tell us how you considered the requirements of Rule 3-05 of Regulation S-K related to the ownership of the 20% interest in EV Resources GmbH.
      You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler,
Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Timothy S.
Levenberg, Special Counsel, at (202) 551-3707 or Karina Dorin, Staff Attorney, at (202) 551-
3763 with any other questions.



                                                            Sincerely,
FirstName LastNameTony Sage
                                                           Division of
Corporation Finance
Comapany NameCritical Metals Corp.
                                                           Office of Energy &
Transportation
May 17, 2023 Page 3
cc:       Matthew Gray, Esq., of Ellenoff Grossman & Schole LLP
FirstName LastName